SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

WEGENER CORPORATION

(Name of Subject Company)

WEGENER CORPORATION

(Name of Person Filing Statement)

Common Stock
(Title of Class of Securities)

948585104
(CUSIP Number of Class of Securities)
_________________

James H. Morgan, Jr., Esq.
Smith, Gambrell & Russell, LLP
1230 Peachtree Street, N.E., Suite 3100
Atlanta, Georgia 30309-3592
(404) 815-3500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

     [X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

CONTACT:
C. Troy Woodbury, Jr.
Treasurer and Chief Financial Officer
Wegener Corporation
(770) 814-4000
FAX (770) 623-9648
info@wegener.com

WEGENER RESPONDS TO ANNOUNCEMENT OF POSSIBLE TENDER OFFER

(April 21, 2003) – Duluth, Georgia – Wegener Corporation (Nasdaq: WGNR), a leading provider of satellite transmission solutions for broadcast and cable television networks worldwide, today announced that its board of directors has met to determine its preliminary reaction to the announcement by Radyne ComStream Inc. (“Radyne”) that Radyne intends to make a cash tender offer of $1.55 per share for all of Wegener’s issued and outstanding common stock.

Robert A. Placek, Wegener’s Chairman, President and Chief Executive Officer, stated “Contrary to the statement contained in the press release issued this morning by Radyne, Wegener has not received an offer from Radyne to engage in a merger. The Company did receive correspondence from Radyne on April 2, 2003, stating that Radyne had ‘the ability to offer a cash price of $1.55 per share.’ I met with Bob Fitting, the Chief Executive Officer of Radyne on April 8, 2003 and informed Mr. Fitting that the Wegener board would meet to discuss Radyne’s indication of interest in pursuing a business combination with Wegener. On April 9, 2003, I informed the board that a meeting would be called to consider Radyne’s potential offer. This meeting was subsequently scheduled for April 21, 2003 at 11:00 a.m. We were shocked that Radyne announced a tender offer prior to learning the results of that board meeting.”

“The Wegener board of directors will carefully review any tender offer documents filed by Radyne with the SEC, if Radyne decides to pursue a tender offer, and will appropriately respond to any such offer. After discussing Radyne’s announcement, the Wegener board has made a preliminary determination that an offer of $1.55 per share would be inadequate in light of the value of the Company’s assets, its strong balance sheet, and, most importantly, its business plan and prospects,” continued Mr. Placek.

Wegener Corporation has in place various anti-takeover measures permitted under Delaware law, including, specifically, a provision in its Certificate of Incorporation which would prohibit Radyne from consummating a merger with Wegener without the recommendation of the Wegener board, unless holders of not less than 80% of Wegener’s common stock vote to approve the merger.

About Wegener Corporation

Wegener is an international provider of digital solutions for IP data, video and audio networks. Applications include IP data delivery, broadcast television, cable television, radio networks, business television, distance education, business music, satellite paging and financial information distribution. COMPEL, Wegener’s patented network control system provides networks with unparalleled ability to regionalize programming and commercials through total receiver control. COMPEL network control capability is integrated into Wegener digital satellite receivers. Wegener can be reached at +1.770.814.4000 or on the World Wide Web at www.wegener.com.

COMPEL, MEDIAPLAN, ENVOY, UNITY, and iPUMP are trademarks of Wegener Communications, Inc. All Rights Reserved.

In the event Radyne commences a tender offer with respect to the common stock of Wegener, Wegener intends to prepare and furnish to the SEC a solicitation/recommendation statement. Investors and security holders are urged to read the solicitation/recommendation statement carefully when the solicitation/recommendation statement is available. That statement will contain important information about Wegener and the Radyne offer, if it materializes. Investors and security holders will be able to obtain free copies of Wegener’s Solicitation/Recommendation Statement and related documents through the web site maintained by the SEC at www.sec.gov. Wegener files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Wegener at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Wegener’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at www.sec.gov.

This news release contains statements which may be forward-looking within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The statements may include projections regarding future sales results, expected contributions to margins and earnings and market opportunities, and are based upon the Company’s current expectations and assumptions, which are subject to a number of risks and uncertainties including, but not limited to: customer acceptance and effectiveness of recently introduced UNITY digital video products, development of additional business for the Wegener digital and analog video and audio transmission product lines, effectiveness of the revitalized international sales organization, the successful development and introduction of new products in the future, delays in the conversion by private and broadcast networks to digital broadcast equipment, acceptance by various networks of standards for digital broadcasting, general market conditions which may not improve during fiscal year 2003 and beyond, and success of Wegener’s research and development efforts aimed at developing new products. Discussion of these and other risks and uncertainties are provided in detail in the Company’s periodic filings with the SEC, including the Form 10-K. The Company intends that such forward-looking statements are subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results could differ materially from expected or inferred results. Forward-looking statements speak only as of the date the statement was made. Wegener Corporation does not undertake and specifically disclaims any obligation to update any forward-looking statements.

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